Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Investor presentation made by Northrim BanCorp, Inc. on October 23, 2013.

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This communication is not a substitute for the registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

NORTHRIM BANCORP, INC. Acquisition of Alaska Pacific Bancshares, Inc. Investor Presentation October 23, 2013

JOE BEEDLE EVP NORTHRIM BANCORP, INC PRESIDENT & CEO, NORTHRIM BANK JOE SCHIERHORN EVP CFO, COO AND CORPORATE SECRETARY NORTHRIM BANCORP, INC AND NORTHRIM BANK

This presentation may contain “forward-looking statements” as that term is defined for purposes of Section 21D of the
Securities and Exchange Act.  These statements are, in effect, management’s attempt to predict future events, and thus are subject to various risks and uncertainties. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. All statements, other than statements of historical fact, regarding our financial position, business strategy and management’s plans and objectives for future operations are forward-looking statements. When used in this presentation, the words “anticipate,” “believe,” “estimate,” “expect,” and
“intend” and words or phrases of similar meaning, as they relate to Northrim, its management, or the proposed merger with Alaska Pacific Bancshares (“Alaska Pacific”) are intended to help identify forward-looking statements. Although we believe that management’s expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Our actual results may differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include our ability to maintain strong asset quality and to maintain or expand our market share or net interest margins, to implement our marketing and growth strategies, expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by our ability to compete on price and other factors with other financial institutions;
customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to our cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectability of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended
December 31, 2012, and from time to time are disclosed in our other filings with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations.
FORWARD LOOKING STATEMENTS

FORWARD LOOKING STATEMENTS (CON’T)

Important Notice
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This presentation is not a substitute for the  registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND
SECURITY HOLDERS OF NORTHRIM AND ALASKA PACIFIC ARE URGED TO READ ANY SUCH DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.
Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Value-Add Transaction
–
Expands and diversifies Northrim’s branch network by adding five branches in Juneau (2 locations), Sitka
(1 location), and Ketchikan (2 locations).
–
Attractive core deposit base
–
Provides new commercial client base to cross-sell additional services
Attractive Financial Returns
–
Incremental Earnings Method
(2)
: less than 1 year
(1) Year 1 is defined as 2014, year 2 is 2015; excludes impact of transaction costs as they are factored into tangible book value dilution
(2) Number of years it takes to eliminate the initial tangible book value per share dilution with the estimated incremental after-tax earnings per share provided by Alaska Pacific divided by pro forma fully diluted Northrim shares outstanding
TRANSACTION HIGHLIGHTS

Combination expands Northrim’s market to the Southeast region of Alaska
Diversifies deposit and loan portfolios
Opportunity for significant operational efficiencies and cost synergies
Year 1 EPS Accretion of 1%
(1)
Year 2 EPS Accretion of 5%
(1)
>12% IRR
Tangible Book Value Dilution Payback

Transaction Detail (1)
Aggregate Value
Per Diluted Share Value
Price/ ABVPS
Market Premium
Core Deposit Premium
•
$14.3 million
•
$17.28
•
87%
•
44%
•
1%
Consideration Mix
•
$7.1 million cash (2)
•
304,631 fixed shares of Northrim stock (3)
Price collars
•
A 10% collar above and below Northrim’s stock price of
$22.24
Walk-Away Provision
•
If Northrim’s stock price drops below $18.90, Northrim has
the option to fill with cash or stock, or walk-away
Northrim Ownership
•
Northrim BanCorp, Inc. acquires 100% of Alaska Pacific
Bancshares, Inc. and Alaska Pacific Bank merged into
Northrim Bank
Due Diligence
•
Completed, including extensive loan review
Required Approvals
•
Regulatory and Alaska Pacific shareholder approvals
Targeted closing
•
Q1 2014
TRANSACTION OVERVIEW

(1) Based on Northrim’s 15-day weighted average close price of $23.67 as of October 18, 2013.  Assumes full exercise of Alaska Pacific TARP warrants at the current transaction price.
(2) Includes $6.4 million in cash paid by Northrim and $717,000 in cash paid by TARP warrant holders
(3) The actual number of shares of Northrim stock expected to be issued to Alaska Pacific shareholders will be based on an exchange ratio that depends on the value of Northrim stock as measured by the 15-day weighted average for the period ending five days prior to the closing of the transaction.

TRANSACTION ASSUMPTIONS

Cost Savings
(1)
• Year 1 cost savings of approximately 23%, pre-tax
• Year 2 cost savings of approximately 30%, pre-tax
Deal Related Expenses
(2)
• Approximately $2.5 million, pre-tax
Assumed Credit Mark • 4.6% of Alaska Pacific’s gross loans and 13% of OREO
Revenue Enhancements • Significant opportunities, but not included in transaction estimates
Core Deposit Intangible • 1.0% of Alaska Pacific's core deposits ($125.4 million at
June 30, 2013)
• Amortized over 10 years using sum-of-the-years digits
method
(1) Primarily consists of decreased projected salaries and benefits costs, professional fees, and FDIC insurance expense
(2) Includes $1.2 million in transaction costs and $1.3 million in restructuring/transitional costs

PRO FORMA FINANCIAL IMPACT

Year 1 EPS Accretion
(1)
•
1%
Year 2 EPS Accretion •
5%
IRR •
> 12%
Tangible Book Value Dilution Payback •
Incremental Earnings Method
(2)
: less than 1
year
(1) Year 1 is defined as 2014, year 2 is 2015; excludes impact of transaction costs as they are factored into tangible book value dilution
(2) Number of years it takes to eliminate the initial tangible book value per share dilution with the estimated incremental after-tax earnings per share provided by Alaska Pacific divided by pro forma fully diluted Northrim shares outstanding
Capital Ratios (6/30/13)
Northrim
BanCorp, Inc.
Alaska Pacific
Bancshares, Inc.
Pro Forma
Leverage Ratio
13.28% 11.65% 13.20%
Tier 1 Ratio
15.65% 14.70% 14.10%
Total Risk-Based Capital Ratio
16.91% 15.96% 15.40%

SOUTHEAST ALASKA Photo courtesy of Joe Beedle: Juneau, Alaska Marine Highway 9

Southeast Alaska-
Based Banking
Company
Founded in 1935
Photo courtesy of Joe Beedle:
John O’Connell Bridge and Mount
Edgecumbe, Sitka Alaska
Creates a significant community banking presence for Northrim in
Southeast Alaska
•
Population in Southeast Alaska reached a new record of 74,423 in
2012 and between 2010 and 2012 was the fastest-growing region of the state with a population gain of 2,800.
•
The regional labor force increased by 1,800 and total labor force reached 46,000.
•
The 2013 salmon season has turned out to be the best ever for
Southeast Alaska in terms of harvests.
•
Tourism has increased after recession-caused dips in 2010-2011.
•
And while there were some job losses in government and retail in
Juneau, total wages remained up.
•
Mining is doing well, with the Kensington gold mine on Berner’s
Bay producing at expected levels and output up sharply at the
Greens Creek multi-metals mine on northern Admiralty Island, both near Juneau.
SOUTHEAST ALASKA

Financially
Attractive
•
Opportunity for significant operational efficiencies and cost synergies
•
Accretive to earnings within one year with cost save assumptions
(1)
•
Attractive tangible book value payback period
•
Strong IRR (>12%)
SOUTHEAST ALASKA

(1) Excludes impact of transaction costs as they are factored into tangible book value dilution                                     Photo courtesy of Joe Beedle
Opportunities for
Additional Growth
•
Penetration into a
diverse market
•
New product
offerings and
higher lending
limits to existing
Alaska Pacific
customers
•
Affiliates
opportunities

12 NORTHRIM’S ALASKA FOOTPRINT, POST ACQUISITION

OVERVIEW OF ALASKA PACIFIC BANCSHARES, INC.
(OTCQB: AKPB)

Overview
Headquarters: Juneau, Alaska
Branches: 5
Date Established: 1935
Balance Sheet   (June 30, 2013)
Assets Total Deposits
$153,982,000
Loans held for sale    $ 1,585,000
Portfolio loans Preferred Equity/TARP
$   4,743,000
(1)
Allowance for loan losses $ 1,999,000
Common Equity
$ 16,096,000
Net Loans $149,312,000 Total Equity
$ 20,839,000
YTD June 30, 2013 LTM June 30, 2013
ROAA                                      0.28% 0.39%
ROAE                                      2.31% 3.32%
Efficiency ratio                       89.37%                             87.86%
(1)
TARP will be repaid prior to closing the transaction.
$176,908,000
$149,726,000
Net interest margin                 4.53%                       4.63%

MARKET DATA (DEPOSIT DATA AS OF JUNE 30, 2013 FROM FDIC DEPOSIT MARKET SHARE
REPORT)

(1)
Exclusive of any acquisition adjustments.
Institution: Alaska Banks
Total Assets ($ millions)
June 30, 2013
Wells Fargo Bank, NA AK data not available
First National Bank Alaska 2,940,495
Proforma
(1)
1,334,575
Northrim Bank 1,158,281
KeyBank, NA AK data not available
First Bank of Ketchikan 447,636
Mt. McKinley Bank 325,878
Denali State Bank 254,387
Alaska Pacific Bank 176,294
Deposits
Institution Branches ($ millions) Share
Wells Fargo Bank, NA 51 5,301,829 52.35%
First National Bank Alaska 30 1,981,250 19.56%
Proforma (1) 15 1,124,983 11.10%
Northrim Bank 10 969,611 9.57%
KeyBank, NA 17 836,089 8.26%
First Bank of Ketchikan 9 398,004 3.93%
Mt. McKinley Bank 5 256,494 2.53%
Denali State Bank 5 228,177 2.25%
Alaska Pacific Bank 5 155,372 1.53%

PRO FORMA LOAN COMPOSITION
As of 6/30/13

Northrim BanCorp, Inc.
Alaska Pacific Bancshares, Inc.
Pro Forma
41%
2%
11%
36%
7%
3%
37%
4%
14%
34%
7%
4%
18%
12%
27%
27%
5%
11%
Commercial
1-4 Family
Owner occupied CRE
Non-owner occupied CRE
Construction
Consumer

PRO FORMA DEPOSIT COMPOSITION
As of 6/30/13

Northrim BanCorp, Inc.
Alaska Pacific Bancshares, Inc.
Pro Forma
36%
14%
10%
19%
11%
10%
34%
15%
11%
20%
9%
11%
22%
22%
15%
22%
19%
Demand
Interest-bearing DDA
Savings
Money Market
Alaska CD
CDs

TRANSACTION HIGHLIGHTS

Value-Add Transaction
• Combination strengthens an Alaska franchise
–
2
nd
largest Alaska-headquartered bank by assets
• Expands and diversifies franchise
–
Loan and deposit portfolio presence in Southeast market
–
5 branches
–
Attractive core deposit base
–
New commercial client base to cross-sell additional services
Photo courtesy of Joe Beedle: Juneau, Alaska
• Opportunity for significant operational efficiencies and cost synergies
Attractive Financial Returns
• Year 1 EPS Accretion of 1%
(2)
• Year 2 EPS Accretion of 5%
(2)
• >12% IRR
• Tangible Book Value Dilution Payback
–
Incremental Earnings Method
(3)
: less than 1 year
(1) (2) Year 1 is defined as 2014, year 2 is 2015; excludes impact of transaction costs as they are factored into tangible book value dilution
(3) Number of years it takes to eliminate the initial tangible book value per share dilution with the estimated incremental after-tax earnings per share provided by Alaska Pacific divided by pro forma fully diluted Northrim shares outstanding

• Diluted EPS was $0.53 in 3Q13 compared to $0.62 in 3Q12.
• Net interest income was $11.0 million in 3Q13 compared to $10.6 million in the 3Q12.
• Average portfolio loans increased 11% to $735.1 million in 3Q13 from 3Q12.
• Asset quality is improving with NPAs at 0.56% of total assets.
• Complimentary business services contribute significantly to other operating income.
• Quarterly cash dividend increased 13% to $0.17 per share in September of 2013.
• Tangible book value
(1)
was $20.66.
(1) Tangible book value per share is a non-GAAP measure defined as shareholders’ equity, less intangible assets, divided by shares outstanding.
See our quarterly report on Form 10-Q for the period ended June 30, 2013 for a reconciliation with book value per share, the most comparable
GAAP measure.
NORTHRIM BANCORP, INC. FINANCIAL HIGHLIGHTS
THIRD QUARTER 2013

QUESTIONS? Photo courtesy of Joe Beedle: Juneau